UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Reference is made to the Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission by the Company on January 21, 2025 (“Original Report”) regarding the reverse stock split of all of NewGenIvf Group Limited’s (the “Company”) issued and unissued shares (“Reverse Stock Split”) on February 11, 2025.

The Company is filing this amendment (the “Amendment”) to update the number of outstanding Class A Ordinary Shares of the Company (“Shares”) set out in the Original Report, as of the date of this Amendment.

The Original Report stated that the number of outstanding Class A Ordinary Shares of the Company is 22.07 million Shares, and that the Reverse Stock Split would reduce the number of outstanding Class A Ordinary Shares of the Company to approximately 1.35 million Shares. As of the date of this Amendment, the number of outstanding Class A Ordinary Shares of the Company is 33.97 million Shares and the Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company to approximately 1.70 million Shares.

Except as described above, no other information in the Original Report has been updated and this Amendment continues to speak as of the date of the Original Report. This Amendment does not reflect events that have occurred after the filing date of the Original Report, and does not amend, modify or update in any way disclosures made in the Original Report except as set forth in this explanatory note.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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